ROI Acquisition Corp.
9 West 57th Street
New York, New York 10019
Tel: (212) 825-0400

December 19, 2011

Via EDGAR
Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	ROI Acquisition Corp.
Registration Statement on Form S-1
Filed November 25, 2011
File No. 333-177340

Dear Mr. Spirgel:

On behalf of ROI Acquisition Corp. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated December 5, 2011 relating to the above-captioned registration statement on Form S-1 (the “Registration Statement”).  Captions and page references herein correspond to those set forth in the Registration Statement as amended by Amendment No. 1 and Amendment No. 2 thereto, unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We note your response to comment 1 in our letter dated November 10, 2011.  Please note that you will need to refile an executed version of the legal opinion provided by Kramer Levin Naftalis & Frankel LLP prior to effectiveness.

We will file an executed version of the legal opinion provided by Kramer Levin Naftalis & Frankel LLP prior to effectiveness.

Registration Cover Page

2.	We note you deleted the registration fee table with this amendment. Please include the table in all subsequent amendments to your registration statement.

We have included the registration fee table with Amendment No. 2.

3.
We note your response to comment 4 in our letter dated November 10, 2011; specifically your deletion of the risk factor noting that the exercise price of your warrants is higher than typically seen in similar blank check companies. Please tell us which “current generation of offerings by special acquisition companies” you are referring to in your response.

Since the initial public offering of 57th Street General Acquisition Corp., which was initially filed with the Commission on November 16, 2009, the warrant exercise price for the majority of blank check companies has exceeded the initial unit offering price. For instance, Azteca Acquisition Corp. and Blue Wolf Mongolia Holdings Corp. have warrants with an exercise price of $12.00 per share, as compared to an initial unit offering price of $10.00 per share.

The Offering, page 9

4.
We note your response to comment 14 in our letter dated November 10, 2011.  In this section, please also include the number of authorized but unissued shares of your common and preferred stock that will be available for issuance immediately after this offering and the purchase of the private placement warrants and units.

We have included the number of authorized but unissued shares of our common stock and preferred stock that will be available for issuance immediately after this offering and the purchase of the private placement warrants and units in this section.

Redemption of warrants, page 11

5.	Please revise to disclose what factors management will consider in determining whether to require all warrant holders to exercise their warrants on a cashless basis.

We have revised the disclosure on page 10 to reflect the factors that management will consider in determining whether to require all warrant holders to exercise their warrants on a cashless basis.

Permitted purchases of public shares by us prior to consummation..., page 16

6.
Please tell us the steps you will take to ensure that the potential purchases are only made when you and your affiliates are not in possession of any material non-public information.  Please tell us whether you intend to rely on Rule 10b5-1, and whether you have established, or will establish, any Rule 10b5-1 plans with respect to your proposed repurchase activity.  If so, provide us with the details of such plans.

We will not purchase any shares of our common stock in open market transactions until two business days after we have filed with the Commission a preliminary proxy statement relating to our initial Business Combination. At the time of filing, the preliminary proxy statement will disclose all material information relating to our initial Business Combination.  Accordingly, at the time the preliminary proxy statement is filed, neither we nor any of our affiliates will be in possession of any material non-public information. If we or any of our affiliates come into possession of material non-public information after the filing of our preliminary proxy statement we and they will discontinue open market purchases until we are able to publicly disclose the non-public information by supplementing our proxy statement.

We have not decided whether we will rely on a Rule 10b5-1 plan to repurchase our common stock in open market transactions.  Accordingly, we currently do not have any details regarding a possible Rule 10b5-1 plan.

7.
Please revise to briefly discuss the specific requirements for making purchases pursuant to Rule 10b-18.  In addition, revise your registration statement where appropriate to clarify the extent to which your repurchases may be significantly limited by your inability to comply with the conditions of Rule 10b-18, particularly, if applicable, investors elect not to trade the shares of your common stock separately from your units.

We have revised the disclosure on pages 15 and 53 to briefly describe the specific requirements for making purchases pursuant to Rule 10b-18.

8.
Further, please provide us with your analysis of the applicability of Rule 14e-5 to any purchase of shares after the announcement of the business combination given that you may conduct a tender offer subsequent to such.

Rule 14e-5 prohibits a “covered person,” including the Company, from directly or indirectly purchasing or arranging to purchase the subject securities or any related securities after the announcement of a tender offer except as part of the tender offer. The mere announcement of a Business Combination does not constitute the initiation of a tender offer. Because the Company may elect to conduct its redemption process either through a stockholder vote or a tender offer, the announcement that the Company has located a target business, without indication of whether we will conduct a stockholder vote or a tender offer, is not the equivalent of announcing a tender offer. As a result, Rule 14e-5 is not applicable until such time that we specifically announce our determination to undertake our Business Combination through the redemption of stockholders by means of a tender offer.

Other permitted purchases of public shares by us or our affiliates, page 16

9.
Please provide us with your detailed analysis explaining how you determined that the privately negotiated purchases discussed here would comply with the tender offer rules and Rule 13e-3, citing all authority upon which you rely and addressing the steps you intend to take to avoid implicating these rules, if any.

Our disclosure that we may enter into privately negotiated transactions to purchase public shares from stockholders is purely hypothetical and was not intended to imply that we have any current plan or intention to engage in any such purchases. Rather, we included this disclosure based on comments received from the Staff in other initial public offerings of similar blank check companies to inform investors of the potential, at the time of a Business Combination, for the Company to develop and implement a plan to engage in privately negotiated transactions depending on the facts and circumstances existing at the time of the Business Combination. We do not believe that the provision of this information as a matter of disclosure constitutes the commencement of a tender offer.

Moreover, we do not believe that such privately negotiated transactions to purchase public shares from stockholders would constitute a tender offer. Based on past business combinations conducted by similar blank check companies, we envision that any purchases would be made pursuant to individualized negotiations solely with a small number of sophisticated institutional investors who have indicated their intention to redeem their shares. Each stockholder involved in such negotiations would have the right at all times to reject any of our proposals and receive its full pro rata share of the funds in the trust account. As a result, we expect that such stockholders will not be under any pressure to accept any proposal we may make.

While the Commission has not defined the term “tender offer,” it has provided a set of eight elements as being characteristic of a tender offer as described in Wellman v. Dickinson and other cases. Under the Wellman test, the factors examined to determine whether a transaction is a tender offer are whether the transaction: (1) involves an active and widespread solicitation of security holders; (2) involves a solicitation for a substantial percentage of the issuer’s stock; (3) offers a premium over the market price; (4) contains terms that are fixed as opposed to flexible; (5) is conditioned upon the tender of a fixed number of securities; (6) is open for a limited period of time; (7) pressures security holders to respond; and (8) would result in the bidder acquiring a substantial amount of securities. ( See SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985); Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979)). We expect that several of these factors will not be present in connection with potential purchases from our stockholders. Only a limited number of sophisticated institutional stockholders will be solicited for transactions. The terms offered to the select stockholders will not be fixed, but will be individually negotiated with each stockholder. The proposals made to such stockholders will not be subject to any particular acceptance period applicable to all stockholders nor to any purchase of a fixed number of securities, but will be subject to individualized negotiation. The stockholders will not be under any pressure to accept any proposal, as each stockholder is always entitled to redeem its shares for a pro rata portion of the cash in the trust account. For these reasons we do not believe that the potential purchases, as described in the Registration Statement, would constitute a tender offer.

To the extent that we ultimately engage in purchases under circumstances other than described above and that, under the eight-part Wellman test, would constitute a tender offer, we will comply with the tender offer rules as we have disclosed on pages 15 and 70.

Because the Company intends to list its units, common stock and warrants on the Nasdaq Capital Market, Rule 13e-3 would be applicable to purchases that cause any class of the Company’s securities to be no longer listed on the Nasdaq Capital Market.  Accordingly, the Company and its affiliates intend to limit the privately negotiated purchases so that they will not result in a transaction that is subject to Rule 13e-3. To the extent we ultimately engage in purchases that would constitute a going private transaction subject to Rule 13e-3, we will comply with such rule as we have disclosed on page 15.

10.
Please revise to clarify your discussion of Regulation M and the applicable restricted periods.  State the basic restricted period, and if material, explain how there may be alternative restricted periods depending on the structure of the transaction.  Tell us the specific rule of guidance upon which you are relying on.

We have revised the disclosure to clarify our discussion of Regulation M and the applicable restricted periods.

Open market or private placement purchases of securities by our sponsor, page 17

11.
We note your revised disclosure provided in response to comment 8 in our letter dated November 10, 2011.  Please clarify your disclosure related to the sponsor’s choice to make such purchases.  Please clarify whether the sponsor has established, or will establish, any Rule 10b5-1 plans with respect to the proposed repurchase activity.  If so, provide us with the details of such plans.

We have added to the disclosure that if our sponsor chooses to make such purchases, our sponsor will establish a purchase plan in accordance with Rule 10b5-1.  Because such plan has not been established, we are unable to provide the details of the plan at this time.

Limitation on redemption rights and voting rights of stockholders holding 10% or more of the shares sold..., page 21

12.
We note your disclosure that , but limiting a shareholder’s ability to redeem no more than 10% of shares sold in this offering, you believe you have limited the ability of a small group of shareholders to block a transaction which is favored by your other public shareholders.  Please balance this disclosure by indicating that by, limiting redemptions in such a manner, you are also enabling the company to consummate a transaction opposed by significant public shareholders.

We have added to the disclosure that by limiting redemptions in such a manner, we will be able to consummate the Business Combination that may be opposed by a significant number of public stockholders.

Risk Factors, page 27

Our public stockholders may not be afforded an opportunity..., page 27

13.
Given this risk factor addresses the situation where your shareholders are not afforded the opportunity to vote on a proposed business combination, please revise the second sentence to remove the reference to your shareholders not approving the business combination.

We have removed from the risk factor the reference to our stockholders not approving the Business Combination.

On behalf of the Company, we hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas J. Baldwin
Thomas J. Baldwin
Chairman and Chief Executive Officer

cc:	Christopher S. Auguste, Esq.
Ari Edelman, Esq.
Kramer Levin Naftalis & Frankel LLP